UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31728

For the month of: May, 2012

MI DEVELOPMENTS INC.

(Name of registrant)

455 Magna Drive

2nd Floor

Aurora, Ontario

L4G 7A9

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2012	MI DEVELOPMENTS INC.

	By:	/s/ JENNIFER TINDALE
	Name:	Jennifer Tindale
	Title:	Executive Vice-President, General Counsel

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	MI Developments Inc. Notice of Annual General and Special Meeting of Shareholders and Management Information Circular/Proxy Statement dated May 9, 2012 in respect of the Annual General and Special Meeting of Shareholders

99.2	Form of Proxy